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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE TO/A
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                          A T FUNDS INVESTMENT TRUST
                      (NAME OF SUBJECT COMPANY (ISSUER))

                          A T FUNDS INVESTMENT TRUST
                       (NAME OF FILING PERSON (OFFEROR))

                               -----------------

                                 COMMON SHARES
                        (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              ALEXANDER L. POPOF
                             C/O A T FUND OF FUNDS
                     300 PACIFIC COAST HIGHWAY, SUITE 305
                      HUNTINGTON BEACH, CALIFORNIA 92648
                                (714) 969-0521
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                               -----------------

                                   COPY TO:

                           MITCHELL E. NICHTER, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                        55 SECOND STREET, 24/TH/ FLOOR
                         SAN FRANCISCO, CA 94105-3441

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                           CALCULATION OF FILING FEE

               TRANSACTION VALUATION      AMOUNT OF FILING FEE
              ------------------------  ------------------------
                   $3,000,000 (A)              $92.10 (B)

(a) Calculated as the estimated aggregate maximum purchase price for the Issuer's outstanding common shares based on the offer to purchase shares with a total net asset value of up to $3,000,000 as of June 30, 2007.

(b) Calculated at $30.70 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007.

                               -----------------

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $92.10         Filing Party: A T Funds Investment
                                        Trust
 Form or Registration No.: Schedule     Date Filed: March 23, 2007
 TO, Registration No. 005-80989

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

        [_] third-party tender offer subject to Rule 14d-1.

        [X] issuer tender offer subject to Rule 13e-4.

        [_] going-private transaction subject to Rule 13e-3.

        [_] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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This Final Amendment relates to the Issuer Tender Offer Statement on Schedule
TO (the "Statement") originally filed on March 23, 2007 by A T Fund of Funds (the "Fund"), the sole series of A T Funds Investment Trust, a Delaware statutory trust, (the "Trust') in connection with an offer (the "Offer") by the Trust to purchase up to $3,000,000 of common shares in the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as exhibits to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.  The Offer expired at 5:00 P.M., Eastern time, on April 20, 2007.

2. $3,916,692.66 in Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and $3,000,000 of those Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer. The amount of Shares repurchased from each shareholder who tendered Shares was reduced on a pro rata basis such that no more than $3,000,000 worth of Shares were redeemed.

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                                  SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 9/7/07

                                      A T FUNDS INVESTMENT TRUST, for and on
                                      behalf of its series A T FUND OF FUNDS

                                      By:    /s/ Alexander L. Popof
                                             -----------------------------------
                                      Name:  Alexander L. Popof
                                      Title: Chief Financial Officer